Non-U.S. Regulator Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
ISRAEL	ISRAEL SECURITIES AUTHORITY
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)

Agent Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			

Doing Business With

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			

Doing Business With

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			

Disciplinary Information - Criminal Disclosures

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Financial Disclosures

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

DMP Filing System

- Entity Profile Information
- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (8 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	21550	06/17/2026	THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (CONSOB; ITALIAN COMPANIES AND EXCHANGE COMMISSI 000	FINAL	10/2024		
E	21139	10/30/2025	THE KOREAN FSC 122024	FINAL	12/2024		
E	20777	03/17/2025	COMPETITION AND MARKETS AUTHORITY (CMA) NOT APPLICABLE	FINAL	2/2025		
	15096	06/07/2019	JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN				
	15095	03/19/2017	GERMAN EQUITIES - DELAY IN FILING DISCLOSURES				
	15099	10/30/2013	MTS TRADING SUSPENSION 2005				
	15098	10/30/2013	LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES				
	15097	10/02/2013	2009 - CONSOB AND BREACH OF SHORT-SELLING RULES				

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (2 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (2 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Registration Contact Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**

Enforcement/Compliance Communication Contact Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**TOBY**
Last Name	**GREEN**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**TOBY.GREEN@CITI.COM**

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**

Membership Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Membership Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Accounting Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**LOVE**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 9080**
Email	**ANDREW.LOVE@CITI.COM**

Compliance Contact

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**

Chief Compliance Officer Contact

First Name	**DAVID**
Last Name	**FLOWERDAY**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 6939**
Email	**DAVID.FLOWERDAY@CITI.COM**

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Search for an NFA ID | Apply for Registration | View/Update Registration | Withdraw Registration | Security | Report Center | Accounting | Help | Swaps Proficiency Requirements

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Online Registration System

Filing History

Click on the Form Message link to see details.

Entity Profile Information

Entity ID 0291281 **CITIGROUP GLOBAL MARKETS LIMITED**

Sponsor ID SPONSOR ID

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10 entries per page

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PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2026-06-17		FIRM REGULATORY DMP ADDED - 21550	BROWNZ
2025-11-28		ANNUAL REGISTRATION UPDATE FILED	BROWNZ
2025-10-30		FIRM REGULATORY DMP ADDED - 21139	BROWNZ
2025-03-28		FIRM REGULATORY DMP ADDED - 20821	DAVIESL1
2025-03-17		FIRM REGULATORY DMP ADDED - 20777	DAVIESL1
2024-11-29		ANNUAL REGISTRATION UPDATE FILED	BROWNZ
2024-08-08		FIRM REGULATORY DMP ADDED - 20145	DAVIESL1
2023-12-20		ANNUAL REGISTRATION UPDATE FILED	BROWNZ
2023-11-30		BUSINESS LOCATIONS CHANGED	BROWNZ
2022-10-24		FIRM REGULATORY DMP ADDED - 18410	BROWNZ

Entity ID 0291281 **CITIGROUP GLOBAL MARKETS LIMITED**

Sponsor ID SPONSOR ID

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PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2022-01-20		BUSINESS LOCATIONS CHANGED	WARDJ
2019-12-02		FIRM REGULATORY DMP ADDED - 16829	LOVEA
2019-06-07		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
2019-06-07		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
2017-11-22		BUSINESS LOCATIONS CHANGED	LOVEA
2017-03-19		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
2016-08-24		BUSINESS LOCATIONS CHANGED	LOVEA
2016-03-18		BUSINESS LOCATIONS CHANGED	LOVEA
2014-05-07		BUSINESS LOCATIONS CHANGED	LOVEA
2013-10-30		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA

Showing 11 to 20 of 29 entries

« ‹ 1 2 3 › »

Entity Profile Information

Entity ID 0291281 **CITIGROUP GLOBAL MARKETS LIMITED**

Sponsor ID SPONSOR ID

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PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2013-10-30		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOVEA
2013-10-30		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
2013-10-30		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	LOVEA
2013-10-30		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
2013-10-02		FIRM APPLICATION FILED	LOVEA
2011-10-06		BUSINESS LOCATIONS CHANGED	NFICCDM
2004-11-02		BUSINESS LOCATIONS CHANGED	NFICCZK
2003-04-07		FORM OF ORGANIZATION CHANGED	NFRGYXC
2003-04-07		FIRM NAME CHANGED	NFRGYXC

Showing 21 to 29 of 29 entries

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Disciplinary Information
• Disclosure Information
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• Branch Office Manager List
• Swap Associated Person List
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NFA ID	0291281 Enter	CITIGROUP GLOBAL MARKETS LIMITED

No information available.

Entity Profile Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2026

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	2/14/2023
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	12/5/2025

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998

Business Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	**CITIGROUP GLOBAL MARKETS LIMITED**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**Not provided**
Business Address	
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508 8000**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Exempt Foreign Firm Contact Address

First Name	**SUMANA**
Last Name	**SINHA**
Title	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**

Other Names

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

SALOMON BROTHERS INTERNATIONAL LIMITED

ALIAS

SALOMON BROTHERS INTERNATIONAL LTD

DBA NOT IN USE

Location of Business Records

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**

U.S. Address for the Production of Business Records

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**

Principal Information

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Individual Information

NFA ID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0578461**
Name	**FINDLEY, SILAS JOHN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-31-2026**

NFA ID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFA ID	**0577739**
Name	**JOSHI, NIKHIL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-22-2026**

NFA ID	**0515303**
Name	**KANE, NICOLA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-29-2024**

NFA ID	**0559796**
Name	**LEE, TIINA LE SEONG**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2024**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-24-2020**

NFA ID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2022**

NFA ID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2023**

NFA ID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**11-25-2022**

NFA ID	**0556290**
Name	**SEN GOSAIN, MANJIRA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**

NFA ID	**0577102**
Name	**SINGH, GAGANDEEP**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-22-2026**

NFA ID	**0578809**
Name	**SMALLWOOD, LEE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-14-2026**

NFA ID	**0520000**
Name	**VON KOSKULL, CASPER WILHELM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2024**

Holding Company Information

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**

Principal Name and Financial Interest

Viewed on August 07, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED